CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF DESIGNATION

OF

MERRIMAN HOLDINGS, INC.

Merriman Holdings, Inc. (the “Company”), organized and existing under the provisions of the General Corporation Law of the State of Delaware, does hereby certify that the Board of Directors of the Company adopted the following resolution on July 19, 2012 and the holders of Series D Preferred Stock approved such resolution on July 26, 2012, in accordance with the applicable provisions of Section 228 and 242 of the General Corporate Law of the State of Delaware and the Certificates of Designation.

Merriman Holdings, Inc. a corporation organized and existing under and by virtue of the General Corporate law of the State of Delaware, DOES HEREBY CERTIFY;

I.        That the Board of Directors of the Corporation has duly adopted a resolution proposing and declaring advisable an Amendment to the Certificate of Designation of the Corporation changing certain provisions of the Certificate of Designation as follows:

RESOLVED, that the Certificate of Designation Merriman Holdings, Inc. filed on May 14, 2012 be amended effective immediately by deleting Section 5.(d)(vii)(3) thereof and inserting the following Section 5.(d)(vii)(3) in its place, so that, as amended, said Section shall be and be read as follows:

“(3)      Additional Series E Preferred Stock. In the event the Company shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 5(d)(v)) without consideration or for consideration actually received per share less than the applicable Conversion Price specified for such shares of Series D Preferred Stock in effect on the date of and immediately prior to such issue, at any time on or before December 31, 2012 in connection with the sale of Series E Preferred Stock of the Company, then, such Conversion Price shall be reduced, concurrently with such issue, to a price (after giving effect to any changes in the Conversion Ratio since issuance as provided in Section 6 hereof) equal to Two (2) times the price at which such Additional Shares of Common are issued. Notwithstanding the foregoing, the Conversion Price specified for such shares of Series D Preferred Stock shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its authorized officer this 26th day of July, 2012

By:
D. Jonathan Merriman
Chief Executive Officer